KIRKLAND LAKE GOLD REPORTS SOLID THIRD QUARTER 2020 PRODUCTION, INCREASES CASH TO $848 MILLION AND ANNOUNCES 50% INCREASE IN QUARTERLY DIVIDEND

Toronto, Ontario - October 12, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production results for the third quarter ("Q3 2020") and first nine months ("YTD 2020") of 2020. Q3 2020 production totaled 339,584 ounces, an increase of 91,184 ounces or 37% from 248,400 ounces for the third quarter of 2019 ("Q3 2019"). For YTD 2020, the Company produced 1,000,218 ounces, 305,345 ounces or 44% higher than the first nine months of 2019 ("YTD 2019"). The Company also announced today a 50% increase in the quarterly dividend, to US$0.1875 per share, effective the fourth quarter of 2020 ("Q4 2020") dividend payment. This increase follows a doubling of the quarterly dividend in the first quarter of 2020 ("Q1 2020") to US$0.125 per share. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

This press release is issued in advance of the Company's presentation at the Diggers & Dealers Mining Forum in Kalgoorlie, Western Australia at 8:35 pm ET today.

The Company's cash position increased 58% during Q3 2020 to $848 million at September 30, 2020 with no debt. The increase in cash reflected proceeds from the sale of 331,959 ounces of gold during Q3 2020 at an average realized price of $1,907 per ounce. Also contributing to the growth in cash during the quarter were proceeds of $109.1 million (C$145.2 million) from the sale of the Company's 32.6 million shares of Osisko Mining Inc. and $75.0 million received from Newmont Canada FN Holdings ULC ("Newmont") through a strategic alliance agreement.

During Q3 2020, a total of $141.9 million of cash was returned to shareholders. Of this amount, $107.4 million (C$143.0 million) was used to repurchase 2,139,300 common shares through the Company's normal course issuer bid ("NCIB") with the remaining $34.5 million used for the quarterly dividend payment of US$0.125 per share paid on July 13, 2020 to shareholders of record as of the close of business on June 30, 2020. As at October 8, 2020, the Company had repurchased a total of 14,029,500 common shares through the NCIB during 2020 for $526.6 million (C$709.5 million) and paid approximately $81.7 million in dividend payments (with an  additional $34.2 million of cash to be used for payment of the Q3 2020 dividend of US$0.125 per share on October 14, 2020 to shareholders of record on September 30, 2020).

Highlights of Q3 2020 Production Results:

  Consolidated Q3 2020 production of 339,584 ounces, 37% increase from 248,400 ounces in Q3 2019 and 3% higher than 329,770 ounces the previous quarter (1,000,218 ounces for YTD 2020 versus 694,873 ounces in YTD 2019)
  Gold poured in Q3 2020 totaling 325,811 ounces versus 252,984 ounces in Q3 2019 and 338,573 ounces in Q2 2020 (YTD 2020 gold poured of 991,317 ounces compared to 699,401 ounces for YTD 2019)
  Q3 2020 gold sales totaling 331,959 ounces at average realized price of $1,907 per ounce compared to gold sales of 256,276 ounces ($1,482 per ounce) in Q3 2019 and 341,390 ounces ($1,716 per ounce) the previous quarter (YTD 2020 gold sales of 1,017,935 ounces ($1,734 per ounce) versus gold sales of 701,296 ounces ($1,375 per ounce) for YTD 2019)
  Production from Detour Lake Mine totaling 140,067 ounces, 6% increase from 131,992 ounces in Q2 2020 (Production from closing of Detour Gold Corporation acquisition on January 31, 2020 to September  30, 2020 totaled 363,614 ounces)
  Strong production at Fosterville of 161,489 ounces compared to 158,328 ounces in Q3 2019 and 155,106 ounces the previous quarter (YTD 2020 production of 476,459 ounces, 11% higher than 427,472 ounces in YTD 2019)
  Production at Macassa totaling 38,028 ounces compared to 62,945 ounces in Q3 2019 and 41,865 ounces the previous quarter; production in Q3 2020 was impacted by limited operating development resulting from reduced operations earlier in the year, ongoing health and safety protocols, including those related to Company's COVID-19 response, and reduced equipment availability, all of which contributed to lower than planned mining rates and average grades; (YTD 2020 production of 130,755 ounces compared to YTD 2019 production of 184,918 ounces).

Other Highlights:

  Encouraging exploration results at Detour Lake Mine Saddle Zone provide increasing evidence that a broad and continuous corridor of mineralization extends between the Main and West pit locations extending to a depth of up to 820 m below surface; new results support Company's view that a much larger deposit exists around the Main Pit and West Pit than is currently included in Mineral Reserves
  Exploration success at Fosterville includes higher than expected grades with visible gold from infill drilling in the Swan Zone; results also confirmed substantial scale of mineralized systems at Cygnet, Robbin's Hill and Harrier with high-grade mineralization intersected hundreds of metres from existing Mineral Resources and Mineral Reserves at all three locations
  #4 Shaft project a month ahead of schedule advancing to a depth of over 3,300 feet as of September 30, 2020; project on track for completion in late 2022 at expected capital cost less than initial estimate of US$320 million
  Strategic alliance entered into with Newmont with respect to exploration and development opportunities around Company's Holt Complex and Newmont's properties in Timmins, Ontario; through agreement, Newmont paid Company $75 million to acquire  option on mining and mineral rights related to the Company's Holt Mine property, with Company to invest proceeds in exploration activities around Holt Complex and at other regional targets; agreement also includes commitment by the two companies to work together to identify additional regional exploration opportunities around their respective land positions where they may cooperate to advance projects
  Suspension of operations at Holt Complex extended until further notice with more than 220 employees at the Complex being re-assigned to new positions or offered new roles within the organization; Holt Complex designated as non-core in February 2020 with operations initially suspended in early April as part of Company's COVID-19 protocols while strategic review was completed
  COVID-19 health and safety protocols remain in place at all sites and offices throughout Q3 2020, mainly related to remote work, social distancing, medical screening and enhanced cleaning and sanitizing; COVID-19 testing for all workers traveling to Detour Lake introduced at end of September; Ramp up from reduced operations at Detour Lake and Macassa commenced in early May with workforce levels largely at pre-COVID levels by beginning of Q3 2020.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "We continued to generate solid results in Q3 2020 and have entered the final quarter of year well positioned to achieve our full-year 2020 production guidance of 1,350,000 - 1,400,000 ounces. We also saw a large increase in our cash position during the quarter, to $848 million, further enhancing our already industry-leading financial strength. We are building our cash position at the same time that we are returning significant capital to shareholders, including repurchasing 14.0 million common shares through our NCIB year to date and announcing today a 50% increase in our quarterly dividend, to US$0.1875 per share, just two quarters after we doubled the dividend in Q1 2020. Looking at Q3 2020 production, the key driver of year-over-year production growth was the contribution of 140,067 ounces from Detour Lake Mine, which was obtained on January 31, 2020 through the acquisition of Detour Gold Corporation. This was clearly the right acquisition at the right time, with Detour Lake already making a significant contribution to both our production as well as our cash flow and earnings. We are also achieving very encouraging exploration results early in our drill programs at Detour Lake, which support our view that we can generate substantial growth in Mineral Reserves, which in turn will lead to higher production levels and improved unit costs going forward.

"Turning to Fosterville, the mine had another strong quarter in Q3 2020, which was driven by higher tonnage as we benefited from recent investments in ventilation and paste fill to increase mining rates and begin utilizing the excess capacity in the Fosterville mill. At Macassa, we were affected by a number of factors, some related to reduced operations earlier in the year, as well as the impact of health and safety protocols, including those related to COVID-19. We also saw reduced availability of mobile equipment, largely due to extremely high temperatures in the mine, as well as unscheduled downtime in the mill. We are already seeing higher grades at Macassa and expect improved overall results at the mine going forward."

Q3 and YTD 2020 Production

Production Results	Q3 2020	Q3 2019	Q2 2020	YTD 2020	YTD 2019
Fosterville
Ore Milled (tonnes)	167,533	119,412	123,473	409,708	370,876
Grade (g/t Au)	30.3	41.8	39.5	36.6	36.4
Recovery (%)	99.0	98.6	99.0	99.0	98.6
Gold Production (ozs)	161,489	158,327	155,106	476,459	427,472
Macassa
Ore Milled (tonnes)	78,526	85,834	77,624	238,406	236,505
Grade (g/t Au)	15.4	23.3	17.2	17.5	24.8
Recovery (%)	97.8	97.8	97.6	97.7	98.0
Gold Production (ozs)	38,028	62,945	41,865	130,755	184,918
Detour Lake[1]
Ore Milled (tonnes)	5,898,694	-	5,655,992	15,262,708	-
Grade (g/t Au)	0.81	-	0.79	0.81	-
Recovery (%)	90.7	-	91.7	91.1	-
Gold Production (ozs)	140,067	-	131,992	363,614	-
Holt Complex[2]
Ore Milled (tonnes)	-	214,542	6,192	215,318	600,726
Grade (g/t Au)	-	4.2	4.0	4.5	4.5
Recovery (%)	-	94.2	100.1	93.6	95.0
Gold Production (ozs)	-	27,128	807	29,390	82,483
Total Consolidated Production (ozs)[3]	339,584	248,400	329,770	1,000,218	694,873
Total Consolidated Gold Sales (ozs)	331,959	256,276	341,390	1,017,935	701,296

1) The Detour Lake Mine was acquired on January 31, 2020. YTD 2020 production represents output from that date to September 30, 2020.

2) The Holloway Mine, a component of Holt Complex, was placed on care and maintenance in March 2020 with no plans for a resumption of operations. The remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company's COVID-19 response. In July 2020, the Company announced that operations at the Holt Complex would remain suspended until further notice

3) Production numbers may not add to totals due to rounding.

Performance Against Full-Year 2020 Production Guidance (as at July 30, 2020)

	Macassa	Holt Complex	Detour Lake	Fosterville	Consolidated
2020 Guidance (,000 ozs)	210 - 220	29	520 - 540	590 - 610	1,350 - 1,400
YTD 2020 Production (ozs)	130,755	29,390	363,614	476,459	1,000,218

After withdrawing guidance for 2020 on April 2, 2020 due to uncertainties related to the COVID-19 pandemic, the Company issued new guidance on June 30, 2020 (see table above). The re-issued production guidance for 2020 remained unchanged following release of the Company's Q2 2020 results on July 30, 2020.  At September 30, 2020, YTD 2020 production totaled 1,000,218 ounces, an increase of 44% from 694,873 ounces for YTD 2019 and compared to full-year guidance of 1,350,000 - 1,400,000 ounces. Entering Q4 2020, the Company was well positioned to achieve the re-issued full-year 2020 consolidated production guidance.

At Fosterville, YTD 2020 production of 476,459 ounces increased 11% from the same period in 2019 and, together with anticipated results for the final quarter of the year, has positioned the mine to beat the re-issued guidance for the year of 590,000 - 610,000 ounces. Production at Detour Lake Mine for the eight months from January 31, 2020 to September 30, 2020 totaled 363,614 ounces, with the mine continuing to target full-year 2020 production of 520,000 - 540,000 ounces.  At Macassa, production for YTD 2020 totaled 130,755 ounces which compared to 184,918 ounces for YTD 2019 and re-issued guidance of 210,000 - 220,000 ounces. Based on results to the end of Q3 2020, Macassa is not expected to achieve the guidance range of 210,000 - 220,000 ounces. A review of the Company's full-year guidance, including production guidance for each of the operations, will be completed as part of the Company's Q3 2020 quarter-end reporting process, with full operating and financial results for the quarter to be issued on November 5, 2020.

Review of Operations

Fosterville

The Fosterville Mine produced 161,489 ounces in Q3 2020 based on processing 167,533 tonnes at an average grade of 30.3 g/t and average mill recoveries of 99.0%. Q3 2020 production increased from 158,327 ounces in Q3 2019, when the mine processed 119,412 tonnes at an average grade of 41.8 g/t and average recoveries of 98.6%. Q3 2020 production compared to production of 155,106 ounces the previous quarter when the mine processed 123,473 tonnes at an average grade of 39.5 g/t and at average recoveries of 99.0%. The increase in production from both prior periods reflected higher tonnes processed, which more than offset the impact of a reduction in the average grade.  Higher tonnes processed resulted from increased mining rates for the quarter in both Lower Phoenix and Harrier as the mine benefited from recent investments in improved ventilation and paste fill. The reduction in the average grade reflected a lower proportion of total mined tonnes coming from the Swan Zone versus other, lower-grade, areas of the mine.

Production at Fosterville for YTD 2020 totaled 476,459 ounces, a 11% increase from 427,472 ounces for YTD 2019. YTD 2020 production resulted from processing 409,708 tonnes at an average grade of 36.6 g/t and average recoveries of 99.0%. The increase from YTD 2019 was mainly due to a 10% increase in tonnes processed, reflecting mine sequencing opportunities and the use of paste fill in the stoping cycle.

Macassa

Production at Macassa in Q3 2020 totaled 38,028 ounces compared to production of 62,945 ounces in Q3 2019 and 41,865 ounces the previous quarter. Production in Q3 2020 resulted from processing 78,526 tonnes at an average grade of 15.4 g/t and average recoveries of 97.8%, which compared to 85,834 tonnes processed in Q3 2019 at an average grade of 23.3 g/t and average recoveries of 97.8% and 77,624 tonnes at an average grade of 17.2 g/t and average recoveries of 97.6% in Q2 2020. The change in production from Q3 2019 largely reflected both lower than expected average grades and tonnes processed in Q3 2020. During the quarter, mine production was affected by limited operating development being completed during reduced operations, the impact of ongoing health and safety protocols, including those related to COVID-19, and reduced equipment availability, mainly due to extremely high temperatures in the mine. These factors resulted in reduced mining rates and a focus on the most accessible areas, which were largely the lower-grade stopes planned for the quarter. In addition, processing rates were adversely impacted by unscheduled downtime in the mill due to reduced availability of the primary ball mill.

Production at Macassa in YTD 2020 totaled 130,755 ounces, which resulted from processing 238,406 tonnes at an average grade of 17.5 g/t and at average recoveries of 97.7%. YTD 2020 production compared to production of 184,918 ounces for YTD 2019, which resulted from processing 236,505 tonnes at an average grade of 24.8 g/t and at average recoveries of 98.0%. YTD 2020 production was below expected levels largely due to the impact of reduced operations during Q2 2020 and ongoing health and safety protocols, as well as the additional factors impacting production in Q3 2020.

Detour Lake

Production at Detour Lake in Q3 2020 totaled 140,067 ounces, which involved processing 5,898,694 tonnes at an average grade of 0.81 g/t at average recoveries of 90.7%. Production in Q3 2020 compared to production in Q2 2020 of 131,992 ounces which resulted from processing 5,655,992 tonnes at an average grade of 0.79 g/t and average recoveries of 91.7%. The increase in production quarter over quarter largely resulted from higher processing volumes reflecting an increase in mining rates during Q3 2020, as well as higher average grades, with a greater proportion of mill feed in Q3 2020 coming from mine production versus low-grade stockpiles. In Q2 2020, the mine processed more stockpiled material during reduced operations as part of the Company's COVID-19 response.

Production at Detour Lake for the eight months ended September 30, 2020 totaled 363,614 ounces, which resulted from processing 15,262,708 tonnes at an average grade of 0.81 g/t with average recoveries of 91.1%.

Holt Complex

The assets included in the Holt Complex (Holt, Holloway and Taylor mines and Holt Mill) were designated as non-core on February 19, 2020 with the Company planning to assess options for maximizing the value of these assets. In March 2020, the Holloway Mine was transitioned to care and maintenance. Effective April 2, 2020, the remainder of the Holt Complex was placed on temporary suspension  as part of the Company's COVID-19 response and while the Company conducted a strategic review of these assets. In July 2020, the Company announced that the suspension of operations at Holt Complex would extend until further notice. As a result, there was no production from Holt Complex in Q3 2020 and only 807 ounces of production in Q2 2020.

For YTD 2020, production from Holt Complex totaled 29,390 ounces, almost all of which was produced during the first quarter of the year. The Company has no plans for a future resumption of operations at Holt Complex at the present time.

Qualified Person

Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a leading senior gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding future production, Mineral Reserve growth and the expectation of exploration success at the Company's assets, realization of future synergies in connection with the integration of Detour Gold and the anticipated timing thereof, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to the Company's forward looking production outlook, future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, anticipating timing and effects of the #4 shaft project, the anticipated overall impact of the Company's COVID 19 response plans including measures taken by the Company to reduce the reduce the spread of COVID 19, and changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic, its ability to reduce the spread of COVID 19 through the implementation of various COVID 19 screening and health and safety protocols and the risk of future shut downs as a result thereof; future development and growth potential of the Company's projects; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales, future exploration activities planned at the Canadian and Australian properties; risks relating to government regulations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks associated with the integration of Detour Gold; risks related to various expansion projects, recovery rates, mill throughput, optimization, including the costs and other estimates on which such projections are based; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2019 and financial statements and related MD&A for the  financial years ended December 31, 2019 and 2018, and the three months ended September 30, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available on SEDAR and EDGAR. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold